FIRST AMENDMENT TO
THE SECOND AMENDED AND RESTATED BYLAWS
OF
HUDSON PACIFIC PROPERTIES, INC.

The Second Amended and Restated Bylaws of Hudson Pacific Properties, Inc. (the “Corporation”) are hereby amended by deleting therefrom Article XIV in its entirety and inserting in lieu thereof a new Article XIV as follows:

ARTICLE XIV

AMENDMENT OF BYLAWS

Section 1.    By Directors. The Board of Directors shall have the exclusive power to adopt, alter, amend, or repeal any provision of these Bylaws and to make new Bylaws, except for the power granted in Section 2 of this Article XIV.

Section 2.    By Common Stockholders. Pursuant to a binding proposal submitted for approval of the stockholders at a duly called annual meeting or special meeting of stockholders by a stockholder (the “Stockholder Proponent”):

(a) that delivers to the secretary a timely notice of such proposal that satisfies the notice procedures and all other relevant provisions of Section 11 and, with respect to a special meeting, Section 3 of Article II, and otherwise in accordance with applicable law; and

(b) that satisfies the ownership and other eligibility requirements Rule 14a-8 under the Exchange Act for the periods and as of the dates specified therein;

the Stockholder Proponent shall have the power, by the affirmative vote of a majority of all votes entitled to be cast on the matter, to adopt, alter, amend, or repeal any provision of these Bylaws and to make new Bylaws; provided, however, that the stockholders shall not have the power (i) to alter, amend, or repeal Article XII or this Article XIV or (ii) to adopt, alter, amend, or repeal any provision of these Bylaws in a manner that would be inconsistent with Article XII or this Article XIV, in either case without the approval of the Board of Directors.

Except as set forth in this First Amendment to the Second Amended and Restated Bylaws of the Corporation, the Second Amended and Restated Bylaws of the Corporation shall continue in full force and effect without modification.

Adopted: March 17, 2022